Mail Stop 4561

      November 3, 2005

Mr. Christopher J. Floyd
Chief Financial Officer
Innovative Software Technologies, Inc.
100 North Tampa Street
Suite 2410
Tampa, FL 33602

      Re:	Innovative Software Technologies Inc.
		Form 10-QSB for the Quarter Ended June 30, 2005
		Filed September 1, 2005
		File No. 0-27465

Dear Mr. Floyd:

      We have reviewed your response letter dated August 25, 2005 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended June 30, 2005

Consolidated Statement of Operations, page 4
1. We note your disclosures on page F-19 of Form 10-KSB that you have, "no continuing involvement with EPMG or Triad," and that in the future financial statements, "will be restated to reflect EPMG and Triad Media, Inc. as discontinued operations." In light of these disclosures, please tell us why these operations, including the goodwill impairment, have not been reflected as discontinued operations in the June 30, 2005 and 2004 statements of operations. Reference is made to paragraphs 41-44 of SFAS 144.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Christopher J. Floyd
Innovative Software Technologies, Inc.
November 3, 2005
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